                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                  ------------------

                                     SCHEDULE 13D
                                    (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13d-2(a)

                               (AMENDMENT NO. _____)(1)


                              QLT PHOTOTHERAPEUTICS INC.
                              --------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                     746927 10 2
                                     -----------
                                    (CUSIP Number)

                                   Marc Schneidman
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (415) 288-2396
                     -------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 8, 1998
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 8 Pages)

-----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 746927 10 2                   13D                  PAGE 2 0F 8 PAGES

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BIOTECHNOLOGY VALUE FUND, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /x/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES              ----------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                      681,850
            REPORTING             ----------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                  ----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             681,850
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              681,850
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              2.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 746927 10 2                   13D                  PAGE 3 0F 8 PAGES


--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BVF PARTNERS L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /x/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES              ----------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                      1,492,000
            REPORTING             ----------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                  ----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                           1,492,000
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,492,000
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              5.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 746927 10 2                   13D                  PAGE 4 0F 8 PAGES


--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BVF INC.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /x/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC, OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES              ----------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                      1,492,000
            REPORTING             ----------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                  ----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                           1,492,000
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,492,000
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              5.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA, CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 746927 10 2                   13D                  PAGE 5 0F 8 PAGES


ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock (the "Stock") of QLT Phototherapeutics Inc. ("QLT"). The principal executive office of QLT is located at 4 QLT Place, 520 West 6th Avenue, Vancouver, British Columbia, Canada V5Z 4H5.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

     (b) The business address of BVF and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

     (c) Partners is the general partner of BVF, which is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Lampert is a citizen of the United States of America.

CUSIP NO. 746927 10 2                   13D                  PAGE 6 0F 8 PAGES


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since July 6, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 158,150 shares of the Stock for an aggregate consideration of $2,732,959.48.00, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners and has sold an aggregate number of 98,000 shares of the Stock for an aggregate consideration of $1,519,949.33. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 238,750 shares of the Stock for an aggregate consideration of $6,705,048.10, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts and has sold an aggregate number of 117,000 shares of the Stock for an aggregate consideration of $3,329,608.97.

ITEM 4.   PURPOSE OF TRANSACTION.

     The external environment for small, quality biotechnology companies is undergoing a period of rapid and profound change. The convergence of a depressed equity market, the possible slowing pace of a corporate partnering activity, and escalating cash burn rates could produce an industry shake-out in which financially conservative companies prosper and financially weak companies falter. This changing environment may call for managements and Boards to husband capital by significantly reducing cash burn rates and to otherwise alter preconceived business plans. If managed pro-actively and intelligently, this period could yield attractive returns for shareholders. However, the consequences of complacency and the potential for irreparable missteps are great. BVF may seek to work with company managements, Boards and shareholders to maximize shareholder value and, specifically, to protect the substantial value of funded, partnered programs from unnecessary dilution. BVF IS AMENDING ALL ITS 13-D FILINGS WITH THIS NOTICE.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 681,850 shares of the Stock (including shares of the Stock underlying call rights), Partners beneficially owns 1,492,000 shares of the Stock (including shares of the Stock underlying call rights), and BVF Inc. beneficially owns 1,492,000 shares of the Stock (including shares of the Stock underlying call rights), approximately 2.5%, 5.5% and 5.5%, respectively, of the aggregate number of shares outstanding.

     (b) BVF shares voting and dispositive power over the 681,850 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,492,000 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and

CUSIP NO. 746927 10 2                   13D                  PAGE 7 0F 8 PAGES


BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the
business address of each is   BVF Partners L.P., 333 West Wacker Drive, Suite
1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in open market, over-the-counter transactions. In addition, on August 17, 1998, Partners purchased in a private transaction on behalf of BVF immediately exercisable calls on 92,000 shares of the Stock a an exercise price of $17.10 for an aggregate consideration of $237,360.00. Partners, on behalf of the Accounts, also purchased immediately exercisable calls on 108,000 shares of the Stock at a like exercise price for an aggregate consideration of $278,640.00. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of BVF pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF in the Stock and to vote and dispose of the Stock. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Stock and to vote and dispose of the Stock. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

CUSIP NO. 746927 10 2                   13D                  PAGE 8 0F 8 PAGES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1998.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:   /s/ MARK N. LAMPERT
                    ---------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:   /s/ MARK N. LAMPERT
               --------------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:   /s/ MARK N. LAMPERT
          -------------------------------------------
          Mark N. Lampert
          President

                                                       EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  September 8, 1998.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:   /s/ MARK N. LAMPERT
                    ---------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:   /s/ MARK N. LAMPERT
               --------------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:   /s/ MARK N. LAMPERT
          -------------------------------------------
          Mark N. Lampert
          President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                               DURING THE LAST 60 DAYS


---------------------------------------------------------------------------------------------------
   Settlement                   For the                    Price per
      Date          By         Account of    Quantity        Share       Type of Trade     Broker
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
 07/07/98       Partners     BVF, Ltd.          1,000       $16.6875   Purchase           INET
---------------------------------------------------------------------------------------------------
 07/08/98       Partners     BVF                3,000       $16.6563   Purchase           MIST
---------------------------------------------------------------------------------------------------
 07/08/98       Partners     BVF, Ltd.         10,000       $16.6563   Purchase           MIST
---------------------------------------------------------------------------------------------------
 07/08/98       Partners     BVF, Ltd.          4,000       $16.6719   Purchase           INET
---------------------------------------------------------------------------------------------------
 07/09/98       Partners     BVF, Ltd.         12,000       $16.6827   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/09/98       Partners     BVF, Ltd.          4,000       $16.7500   Purchase           INET
---------------------------------------------------------------------------------------------------
 07/09/98       Partners     BVF, Ltd.         25,000       $16.5601   Purchase           TDSI
---------------------------------------------------------------------------------------------------
 07/09/98       Partners     BVF               12,000       $16.6827   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/09/98       Partners     BVF              (52,000)      $16.6250   Sale               BTAB
---------------------------------------------------------------------------------------------------
 07/09/98       Partners     ILL10             (5,000)      $16.6250   Sale               BTAB
---------------------------------------------------------------------------------------------------
 07/09/98       Partners     PAL               (4,000)      $16.6250   Sale               BTAB
---------------------------------------------------------------------------------------------------
 07/09/98       Partners     ZPG               (2,500)      $16.6250   Sale               BTAB
---------------------------------------------------------------------------------------------------
 07/09/98       Partners     BVF, Ltd.        (48,500)      $16.6250   Sale               BTAB
---------------------------------------------------------------------------------------------------
 07/10/98       Partners     BVF                1,600       $16.8971   Purchase           INET
---------------------------------------------------------------------------------------------------
 07/10/98       Partners     BVF, Ltd.          8,000       $16.8971   Purchase           INET
---------------------------------------------------------------------------------------------------
 07/13/98       Partners     BVF               11,000       $17.5625   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/13/98       Partners     BVF, Ltd.         10,400       $17.5625   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/17/98       Partners     BVF               12,400       $16.0671   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/17/98       Partners     PAL                2,000       $16.0671   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/17/98       Partners     ZPG                1,000       $16.0671   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/17/98       Partners     BVF, Ltd.         10,000       $16.0671   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/20/98       Partners     BVF               13,700       $15.9422   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/20/98       Partners     ILL10              1,850       $15.9422   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/20/98       Partners     PAL                1,150       $15.9422   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/20/98       Partners     ZPG                  800       $15.9422   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/20/98       Partners     BVF, Ltd.         12,500       $15.9422   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/24/98       Partners     BVF               21,000       $16.6523   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/24/98       Partners     PAL                2,000       $16.6523   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/24/98       Partners     ZPG                1,000       $16.6523   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/24/98       Partners     BVF, Ltd.         21,000       $16.6523   Purchase           NESB
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
   Settlement                   For the                    Price per
      Date          By         Account of    Quantity        Share       Type of Trade     Broker
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
 07/27/98       Partners     BVF                10,400      $16.4240   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/27/98       Partners     ILL10               1,600      $16.4240   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/27/98       Partners     BVF, Ltd.          10,000      $16.4240   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/28/98       Partners     BVF                 3,900      $16.3423   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/28/98       Partners     BVF, Ltd.           3,000      $16.3423   Purchase           NESB
---------------------------------------------------------------------------------------------------
 07/29/98       Partners     BVF                 4,500      $16.2915   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 07/29/98       Partners     BVF, Ltd.           4,000      $16.2915   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 07/30/98       Partners     BVF                 5,300      $16.0971   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 07/30/98       Partners     BVF, Ltd.           6,000      $16.0971   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 07/31/98       Partners     BVF                 3,000      $15.9909   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 07/31/98       Partners     ILL10                 400      $15.9909   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 07/31/98       Partners     BVF, Ltd.           2,600      $15.9909   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/06/98       Partners     BVF                 1,000      $16.7500   Purchase           INET
---------------------------------------------------------------------------------------------------
 08/06/98       Partners     ILL10                 500      $16.7500   Purchase           INET
---------------------------------------------------------------------------------------------------
 08/07/98       Partners     BVF                 1,250      $16.5625   Purchase           INET
---------------------------------------------------------------------------------------------------
 08/07/98       Partners     ZPG                   400      $16.5625   Purchase           INET
---------------------------------------------------------------------------------------------------
 08/07/98       Partners     BVF, Ltd.           1,250      $16.5625   Purchase           INET
---------------------------------------------------------------------------------------------------
 08/10/98       Partners     BVF                 7,000      $16.2010   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/10/98       Partners     ILL10               1,000      $16.2010   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/10/98       Partners     PAL                   500      $16.2010   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/10/98       Partners     ZPG                   400      $16.2010   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/10/98       Partners     BVF, Ltd.           7,000      $16.2010   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/13/98       Partners     BVF                 6,800      $15.7836   Purchase           INET
---------------------------------------------------------------------------------------------------
 08/13/98       Partners     BVF, Ltd.           4,000      $15.7836   Purchase           INET
---------------------------------------------------------------------------------------------------
 08/13/98       Partners     PAL                 3,000      $15.7461   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/13/98       Partners     ZPG                 2,000      $15.7461   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/13/98       Partners     BVF, Ltd.           9,400      $15.7461   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/14/98       Partners     BVF                 1,500      $14.3750   Purchase           INET
---------------------------------------------------------------------------------------------------
 08/14/98       Partners     BVF                 8,300      $14.5216   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/14/98       Partners     BVF, Ltd.          10,000      $14.5216   Purchase           NBSI
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
   Settlement                   For the                    Price per
      Date          By         Account of    Quantity        Share       Type of Trade     Broker
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
 08/17/98       Partners     BVF               (46,000)     $14.2500   Sale               BEST
---------------------------------------------------------------------------------------------------
 08/17/98       Partners     ILL10             (10,000)     $14.2500   Sale               BEST
---------------------------------------------------------------------------------------------------
 08/17/98       Partners     PAL                (3,500)     $14.2500   Sale               BEST
---------------------------------------------------------------------------------------------------
 08/17/98       Partners     ZPG                (2,500)     $14.2500   Sale               BEST
---------------------------------------------------------------------------------------------------
 08/17/98       Partners     BVF, Ltd.         (41,000)     $14.2500   Sale               BEST
---------------------------------------------------------------------------------------------------
 08/26/98       Partners     BVF                15,000      $13.5832   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/26/98       Partners     ILL10               3,000      $13.5832   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/26/98       Partners     PAL                 2,000      $13.5832   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/26/98       Partners     ZPG                 1,000      $13.5832   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/26/98       Partners     BVF, Ltd.          14,000      $13.6832   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/27/98       Partners     BVF                10,000      $14.2554   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/27/98       Partners     ILL10               1,700      $14.2554   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/27/98       Partners     BVF, Ltd.          10,000      $14.2054   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/31/98       Partners     BVF                13,000      $14.9137   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/31/98       Partners     PAL                   900      $14.9137   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/31/98       Partners     ZPG                   900      $14.9137   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/31/98       Partners     BVF, Ltd.          15,000      $14.9137   Purchase           NBSI
---------------------------------------------------------------------------------------------------
 08/31/98       Partners     BVF                 6,000      $15.0341   Purchase           INET
---------------------------------------------------------------------------------------------------
 08/31/98       Partners     BVF, Ltd.           5,000      $15.0341   Purchase           INET
---------------------------------------------------------------------------------------------------
 09/02/98       Partners     BVF, Ltd.           1,500      $13.8125   Purchase           INET
---------------------------------------------------------------------------------------------------


BTAB      =    BT Alex Brown
INET      =    Instinet
NESB      =    Nesbitt & Burns
TDSI      =    TD Securities